Exhibit 99.1

Global Mofy Metaverse and Heartdub Leverage NVIDIA Omniverse to develop

Generative Video AI Platform GAUSSPEED

Beijing, April 30, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and the development of digital assets for use in the broader digital entertainment industry, today announced that its wholly-owned subsidiary, Gauss AI, has teamed up with Heartdub, a U.S.-based leader in physical simulation technology. Leveraging the power of NVIDIA Omniverse and NVIDIA RTX GPUs, they are jointly developing Gausspeed – a generative artificial intelligence (AIGC) platform designed for film production, video generation, and other content creation within the digital entertainment sector.

Developed over two years, Gausspeed, was designed from the outset to deeply integrate the NVIDIA Omniverse Cloud API, providing creators with a highly collaborative creative space. This integration significantly enhances cooperation and innovation within the creative ecosystem. The platform leverages the NVIDIA Omniverse and NVIDIA RTX GPU technologies, simplifying complex workflows, enhancing production efficiency, and bolstering collaboration within the entertainment industry. With advanced scene generation capabilities, Gausspeed enables directors and creators to preview prototype designs early in the project, allowing for precise planning and adjustments to ensure that every scene and shot aligns perfectly with the creator’s vision. This promotes creative freedom and reduces production complexity.

As a comprehensive solution for industrial-grade film production, Gausspeed offers production teams greater control and predictability, fully meeting the stringent demands of the film and television industries. In the video demonstration (click here), creators use Gausspeed to construct detailed virtual scenes, customize characters and objects, and then generate high-quality video sequences. This capability streamlines the workflow, allowing production teams to visualize scenes and make real-time adjustments, thus enhancing efficiency and collaboration.

Mr. Haogang Yang, CEO of Global Mofy Metaverse, stated, “As technology reshapes the entire filmmaking production process and entertainment experience, content creators face extensive challenges. Optimizing traditional workflows in digital entertainment through technological innovation to drive industry advancement is a shared goal among global film production companies, which represents a major opportunity and market expansion for us. Our strategic partnership with Heartdub gives us a competitive advantage, where we execute on a shared vision and leverage our combined resources and technologies, along with leaders like NVIDIA, to transform filmmaking, while creating meaningful near and long-term value for all of our shareholders.”

About Heartdub

Founded in Seattle since 2014, Heartdub is a global leader in the field of AI, renowned for its advanced high-precision physics engine and pioneering the realm of real-time physics. With its cloud-native 3D content creation and compute platform, powered by an industry-leading digital materials model featuring over 90 billion parameters, Heartdub has laid a solid foundation for the innovative development of digital products across multiple sectors. For more information visit www.heartdub.com.

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com